LIBERTY STAR URANIUM & METALS CORP.
3024 E Fort Lowell Road
Tucson, AZ 85716-1572
USA
Tel: (520) 881-0736

September 27, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549-7010
United States of America

Attention:	H. Roger Schwall
Assistant Director

Dear Sirs:

Re:	Liberty Star Uranium & Metals Corp. (the "Company")
Request for acceleration of effective date for
Amendment No. 3 to Registration Statement on Form SB-2/A
Filed September 27, 2007
File Number: 333-144021

                         In connection with the Company's Form SB-2/A Registration Statement ("Registration Statement") filed on September 27, 2007 (under file number 333-144021), the Company hereby requests acceleration of the effective date of the Registration Statement at 1:00 p.m. (EDT) on Friday, September 28, 2007 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

The Company acknowledges that:

(a)

should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)

the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                         We trust you will find the foregoing to be in order. Please do not hesitate to contact the undersigned should you have any questions in this regard.

Yours truly,

/s/ James Briscoe
James Briscoe
President/CEO

cc:   Kari Richardson
        Clark Wilson LLP
        (604) 891-7730